UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: June 18, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 18, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: June 17, 2009

09-18-TC

Teck Announces Proposed Sale of One-Third Interest in Waneta Dam

Vancouver – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today announced that it has entered into a non-binding memorandum of understanding with BC Hydro regarding the proposed sale of a one-third interest in Teck’s Waneta Dam in southeastern British Columbia for C$825 million. Tax pools available will shelter the proceeds from cash taxes. Teck will apply the entire proceeds of the transaction to reduce indebtedness. Teck expects to record a pre-tax gain of approximately C$625 million on the transaction.

“This transaction with BC Hydro is the latest step in Teck’s plan to significantly reduce our debt and position the company for long-term success,” said Don Lindsay, Teck president and chief executive officer. “Our Trail operation is a world-class integrated zinc/lead smelting and refining complex and this transaction will preserve its existing supply of low cost power, one of Trail’s key competitive advantages.”

Completion of the transaction is subject to the completion of due diligence and definitive documentation, and to receipt of certain third party consents and necessary regulatory approvals. Teck expects the transaction to close by year end.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include statements concerning the proposed sale of an interest in the Waneta Dam, the timing of closing, Teck’s use of the net proceeds to repay borrowings under its credit facilities, the future supply of low cost power to the Trail smelting and refining complex, Teck’s debt reduction plans and the long term prospects for Teck generally. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to the completion of the proposed transaction, general economic conditions and conditions in the markets for Teck’s principal products, conditions in the financial markets and other risk factors as detailed from time to time in Teck’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

Investor and Media Enquiries
Vancouver:	Trail:
Greg Waller Vice President, Investor Relations & Strategic Analysis Teck Resources Limited (604) 699-4014	Richard Deane Manager, Energy & Public Affairs Teck Metals Limited (250) 364-4118